Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Freescale Semiconductor, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-127153, 333-124570, 333-120978 and 333-117410) of Freescale Semiconductor, Inc. of our reports dated February 8, 2006 with respect to the consolidated balance sheets of Freescale Semiconductor, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated and combined statements of operations, business/stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Freescale Semiconductor, Inc.

/s/    KPMG LLP

Austin, Texas

February 8, 2006